

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

Mail Stop 3720

July 1, 2009

**<u>Via U.S. Mail and Fax</u>**
Mr. Jeffrey L. Wright
Chief Financial Officer
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, MN 55343

   **RE: G&K SERVICES, INC.**
     **Form 10-K for the fiscal year ended June 28, 2008**
     **Filed August 28, 2008 and**
     **Forms 10-Q for the quarters ended Sep. 27, 2008, Dec. 27, 2008 and March 28, 2009**
     **Filed Oct. 31, 2008, Jan. 31, 2009, and May 1, 2008 respectively**
     **File No. 000-4063**

Dear Mr. Wright:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director